UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2004

                                   CELANESE AG
             -------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)


                              CELANESE CORPORATION
             -------------------------------------------------------
                 (Translation of Registrant's name into English)


                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
             -------------------------------------------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F     X                    Form 40-F
                       ----------                         ----------


     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                         No     X
                      ---------                  ---------


     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.

                              CELANESE AG


On August 31, 2004 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued an investor information including its Report on the second quarter 2004, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

                                     EXHIBITS

Exhibit No.                               Exhibit
-----------                               -------
99.1                                      Investor information dated August
                                          31, 2004 including its Report on the
                                          second quarter 2004

                               SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CELANESE AG
                                       (Registrant)

                                       By:      /s/ P. W. Premdas
                                                -----------------
                                       Name :   Perry W. Premdas
                                       Title:   Member of the Management Board
                                                (Chief Financial Officer)




Date: August 31, 2004

                              EXHIBIT INDEX


Exhibit No.                               Exhibit
-----------                               -------
99.1                                      Investor information dated August
                                          31, 2004 including its Report on the
                                          second quarter 2004